Exhibit 99.1

April 11, 2022	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Greenbrook TMS Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Meeting
Record Date for Notice of Meeting :	May 06, 2022
Record Date for Voting (if applicable) :	May 06, 2022
Beneficial Ownership Determination Date :	May 06, 2022
Meeting Date :	June 21, 2022
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
NEW COMMON	393704309	CA3937043097

Sincerely,

Computershare
Agent for Greenbrook TMS Inc.